Subject: Ziba Foods Afghanistan - funding

From: Raffi Vartanian - To: Scott Cantini - Cc: Patrick Johnson - Date: September 7, 2021 at 3:41 PM, Attachments: WhatsApp Image 2021-06-24 at 1.50.49 PM.jpeg

Dear XX,

I greatly appreciate your reaching out regarding the situation in Afghanistan and the health of the business.

We started Ziba Foods as a passion project: We wanted to make a difference in Afghanistan and saw an opportunity to help revitalize the agricultural sector of the country, and to produce a delicious product.

By all accounts, we succeeded: we created an ethical, sustainable, award-winning brand that is available internationally and also distributed nationally across the US. We have grown revenues since the launch of our retail product line in 2018 that has resulted in term sheets from private sector investors and an International Development Finance Institution.

Due to current events in Afghanistan, those funding prospects have been suddenly put on hold. This has left us vulnerable as without working capital in place, we will be unable to purchase the raw materials from our farmers and replenish our inventory in the US, UK and EU.

As a result, we are preparing a crowd-raise from our supporters on the investment platform *Wefunder* to accelerate our growth and share the upside of our success with the people who know us best — our family and friends. This is our pitch here: https://wefunder.com/ziba.foods

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so current committments are only a reservation – not actually investing yet. Once we file everything in the coming weeks, investors will need to confirm their investment.

If you want to chat about any of this, I am hapy to discuss. But also, if you think there is anyone in your network that would be interested in supporting our business and the work we do in Afghanistan, please feel free to connect us or forward the link above.

Of course, this is a region and an industry important to us and there is a lot of need in this world so absolutely no pressure but, as always, thank you for your support.

Thank you again and hope to be in touch.

Best,

Raffi

...

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.